14045601

UNITED STATES
ND EXCHANGE COMMISSION
ashington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

COMMISSION RECEIVED FEB 27 2014 REGISTRATIONS BRANCH 03

NAME OF BROKER DEALER:

RHINO TRADING PARTNERS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 6th Ave 2nd Floor
(No. And Street)

NEW YORK,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. SCHILLING (646-790-8966)
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM
3/31/14

OATH OR AFFIRMATION

I, **MICHAEL J. SCHILLING**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RHINO TRADING PARTNERS, LLC.**, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

HARVEY Z ANG
Notary Public - State of New York
NO. 01AN6270659
Qualified in Queens County
My Commission Expires 10-22-16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHINO TRADING PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Public

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Rhino Trading Partners, LLC:

We have audited the accompanying statement of financial condition of Rhino Trading Partners, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rhino Trading Partners, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 18, 2014

RHINO TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 589,829
Due from brokers	295,245
Prepaid expenses	43,342
Investment in fund	305,645
Other investments, at fair value	29,500
Other assets	15,862
TOTAL ASSETS	$ 1,279,423

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and accounts payable	$ 119,857
Total liabilities	119,857
Members' equity:	
Total members' equity	1,159,566
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,279,423

The accompanying notes are an integral part of this financial statement.

RHINO TRADING PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Rhino Trading Partners, LLC (the "Company"), was formed as Bluestone Trading Partners, LLC on September 7, 2007 in the State of New York, and changed its name on October 4, 2007. The Company registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on May 28, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company will continue indefinitely, unless terminated sooner by Management.

The Company acts as an executing broker and is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

The Company records transactions in securities and commission revenue and expense on a trade-date basis.

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City unincorporated business tax, for which a provision is included in the Statement of Operations. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2010.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is provided on a straight-line basis using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 2 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $765,217, which was $665,217 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.16 to 1.

NOTE 3 COMMITMENTS AND CONTINGENCIES

On October 7, 2013 the Company entered into a lease agreement for office space from December 1, 2013 until November 30, 2014 with a monthly rate of $6,995.

As of December 31, 2013, future minimum lease rental payments are as follows:

For the year ending December 31:

2014	$ 76,945
Total	$ 76,945

Rent expense for 2013 aggregated to $99,870 and is included in the Rent and Occupancy expense line item on the Statement of Operations.

For the year ended December 31, 2013, the Company has not recognized any liability in its financial statements against any lawsuit or potential lawsuits.

The Company had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2013 or during the year then ended.

NOTE 4 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2013 or during the year then ended.

NOTE 5 DUE FROM BROKERS

The amount due from brokers at December 31, 2013 was $295,245. Rhino clears certain of its customer transactions through other brokers on a fully disclosed basis. The amount due from brokers relates to the aforementioned transactions.

NOTE 6 RELATED PARTY

Other assets on the Statement of Financial Condition at December 31, 2013 includes a $10,000 loan receivable from an employee.

NOTE 7 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 FAIR VALUE MEASUREMENTS

The Company's other investments, at fair value, consist of two equity investments in start-up companies. The investments were categorized as Level 3, but one has been transferred to Level 2 since it is now a thinly traded stock on the Canadian Stock Exchange. Its fair value is based on last trade. The second security remains at Level 3 and Management has valued it at cost based on the absence of trading activity and the scarcity of an economic track record. See Note 1 for a definition and discussion of the Company's policies regarding the fair value hierarchy. The valuation level is not necessarily an indication of risk or liquidity associated with the investment.

The following table presents a reconciliation of the Level 3 investments measured at fair value for the year ended December 31, 2013.

	Investment
Level 3 - Balance December 31, 2012	$ 75,000
Transfer to Level 2	(50,000)
Level 3 - Balance December 31, 2013	$ 25,000

NOTE 9 INVESTMENT IN FUND

As of December 31, 2013, the Company is invested in a fund which is not a related party. The investment objectives of the fund primarily relate to the maximization of appreciation through the investments in equity, debt and related instruments.

Cost is determined based on capital contributions to, and withdrawals from, the fund plus reinvested net income.

The fund charges a management fee of 0.5% at the first day of each calendar quarter (2.0% per annum) of the company's proportionate share of the net asset value of the fund.

Upon 45 days prior notice, the fund permits partial or full withdrawals during the year on a quarterly basis after the first anniversary of a capital contribution. The first anniversary of the Company's capital contribution is January 1, 2014.

The activities of the fund may include the purchase and sale of a variety of derivative financial instruments such as equity options, index options, swap agreements, futures and forward contracts and other similar instruments. These derivatives are used for trading purposes and for managing risk associated with their portfolio of securities and securities sold short. The use of derivative instruments may involve elements of market risk in excess of the amount recognized in the statement of assets and liabilities of the fund. The fund may limit its risk by holding offsetting security or option positions.

The Company, through its investment in the fund, is subject to certain inherent risks arising from its investing activity of selling securities short and entering into forward contracts. The ultimate cost to acquire these securities or settle these contracts may exceed the liability reflected in its financial statements.

The Company values its Level 2 investment in fund based on its proportionate share of the net asset value of the fund. Transfers between levels are recognized at the end of the reporting period.

NOTE 10 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.